

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Miguel Miranda
President
Panama Dreaming Inc.
Edificio Torre El Cangrejo
Segundo Piso, Oficina Numero 2
Panama City, Panama 0823-03260

> **Re: Panama Dreaming Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 13, 2011**
> **File No. 333-176312**

Dear Mr. Miranda:

We have reviewed your amended filing and the related response letter dated December 12, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 14, 2011.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We refer to our December 13, 2011 telephone conversation with Mr. Conrad C. Lysiak and note that Mr. Lysiak has informed the staff that he had, and continues to have, no role in the preparation of the Company's registration statement other than providing the opinion on the legality of the shares being offered pursuant to the registration statement. As such, it is unclear why the outside front cover page of the registration statement continues to instruct that copies of correspondences relating to the filing be sent to Mr. Lysiak's law firm. In addition, we note that Mr. Lysiak has informed the staff that Natasha Lysiak, who has held herself out as a representative of the company, is not affiliated with the Law Office of Conrad C. Lysiak, P.S. Please tell us in your supplemental response the individual(s) to whom any future correspondences relating to our review of this filing should be made.

Dilution of the Price You Pay for Your Shares, page 13

2.   Please revise to include updated dilution information as of September 30, 2011, the most recent balance sheet date included in your filing.

Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 20

3.   Please revise to disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal – Branch Chief

cc: Via E-mail
         Conrad C. Lysiak, Esq.
         The Law Office of Conrad C. Lysiak, P.S.